Exhibit 99.1

Brookfield Infrastructure Partners Releases Third Quarter Summary Results

HAMILTON, BERMUDA--(Marketwire - October 28, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today announced summary results for Brookfield Infrastructure L.P. (together with its subsidiaries "Brookfield Infrastructure")(1) for the quarter ended September 30, 2009. These summary results are being released in connection with the Partnership's equity offering in Canada, announced on October 22, 2009.

To measure performance, Brookfield Infrastructure uses adjusted net operating income ("ANOI")(2) which it defines as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. ANOI for Brookfield Infrastructure is expected to total $12.1 million for the quarter ended September 30, 2009 compared to ANOI of $13.1 million for the quarter ended September 30, 2008.

Brookfield Infrastructure is scheduled to release its full results for the quarter ended September 30, 2009, including net income, on November 3, 2009.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy units in the United States or in any other jurisdiction where such offer is unlawful. The units being offered in the pending Canadian offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Any public offering of any securities of the Partnership in the United States may only be made by means of a prospectus containing detailed information about the Partnership as well as its financial statements.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains expected financial results and other statements that constitute forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, "expected", "scheduled", "pending", "tend", "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding Brookfield Infrastructure's results, the date on which Brookfield Infrastructure expects to release its full results, the Partnership's pending Canadian offering, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P., which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership.

(2) ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool. The Reconciliation of Non-GAAP Financial Measures section in our most recent Annual Report on Form 20-F contains additional information regarding this measure.

For more information, please contact:
Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com